UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
November 12, 2024
Commission File Number: 001-41731

FIDELIS INSURANCE HOLDINGS LIMITED
(Exact Name of Registrant as Specified in its Charter)
90 Pitts Bay Road, Wellesley House South, Pembroke, Bermuda, HM08
+1 441 279 2590
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

On November 12, 2024, Fidelis Insurance Holdings Limited (the “Company”) issued consolidated financial statements, management’s discussion and analysis and a press release announcing results for the three and nine months ended September 30, 2024, each of which is attached as an exhibit hereto.

The Company is also making available a Company slide presentation, which is attached as exhibit 99.3 hereto.

EXHIBIT INDEX

Exhibit

99.1	Press Release dated November 12, 2024
99.2	Consolidated Financial Statements and the Management’s Discussion and Analysis thereof for the three and nine months ended September 30, 2024
99.3	Presentation dated November 12, 2024

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIDELIS INSURANCE HOLDINGS LIMITED

Dated: November 12, 2024	By:	/s/ Allan C. Decleir
	Name:	Allan C. Decleir
	Title:	Group Chief Financial Officer